SECURITIES AND EXCHANGE COMMISSION

[Rel. No. IC-29687; File No. 812-13791]

TIAA-CREF Life Insurance Company, <u>et al</u>.

June 1, 2011

<u>Agency</u>: Securities and Exchange Commission ("Commission")

<u>Action</u>: Notice of application for an order under Section 26(c) of the Investment Company Act of 1940, as amended (the "1940 Act").

<u>Applicants</u>: TIAA-CREF Life Insurance Company ("TC LIFE"), TIAA-CREF Life Separate Account VA-1 ("Separate Account VA-1"), and TIAA-CREF Life Separate Account VLI-1 ("Separate Account VLI-1") (together with, Separate Account VA-1, the "Separate Accounts") (all foregoing parties collectively referred to herein as the "Applicants").

<u>Summary of Application</u>: Applicants request an order of the Commission, pursuant to Section 26(c) of the Act, approving the substitution of shares of the Commodity Return Strategy Portfolio of the Credit Suisse Trust (the "Substituted Portfolio") for Class II shares of the Natural Resources Portfolio of The Prudential Series Fund (the "Replacement Portfolio") under certain variable life insurance policies and variable annuity contracts (the "Contracts"), each issued through a Separate Account.

<u>Filing Date</u>: The application was filed on July 7, 2010 and amended and restated on November 3, 2010, January 20, 2011, March 14, 2011, and May 6, 2011.

<u>Hearing or Notification of Hearing</u>: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving Applicants with a copy of the request, personally or by mail. Hearing requests must be received by the Commission by 5:30 p.m. on June 27, 2011, and should be accompanied by proof of service on Applicants in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the requester's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary of the Commission.

<u>Addresses</u>: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, c/o Ken Reitz, Associate General Counsel, TIAA-CREF Life Insurance Company, 8500 Andrew Carnegie Boulevard, Charlotte, North Carolina 28262-8500.

<u>For Further Information Contact</u>: Michael L. Kosoff, Branch Chief, at (202) 551-6754 or Harry Eisenstein, Senior Special Counsel, Office of Insurance Products, Division of Investment Management, at (202) 551-6795.

<u>Supplementary Information</u>: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

<u>Applicants' Representations</u>:

1.   TC LIFE is a stock life insurance company organized under the laws of the State of New York on November 20, 1996. TC LIFE's executive office mailing address is 730 Third Avenue, New York, New York 10017.

2.   TC LIFE established Separate Account VA-1 under New York state law on July 27, 1998. Separate Account VA-1 meets the definition of a "separate account" under the federal securities laws and is registered with the Commission under the Act as a unit investment trust (File No. 811-08963). Separate Account VA-1 consists of 47 subaccounts, each investing in a different investment portfolio and including subaccounts investing in both the Substituted Portfolio and Replacement Portfolio. The subaccount investing in the Substituted Portfolio was closed to additional payments and transfers of contract value on April 12, 2010. The assets of

Separate Account VA-1 support Contracts (the "Separate Account VA-1 Contracts") that offer

the Substituted Portfolio and the Replacement Portfolio as investment options, and interests in

Separate Account VA-1 offered through such Contracts have been registered under the Securities

Act of 1933 Act (the "1933 Act") on Form N-4 (File No. 333-145064). Other than the

subaccounts investing in the Substituted Portfolio and the two other Credit Suisse portfolios, all

of the Separate Account VA-1 subaccounts are currently available under the Separate Account

VA-1 Contracts.

3.   TC LIFE is the legal owner of the assets in Separate Account VA-1. Pursuant to the

Separate Account VA-1 Contracts and prospectuses, TC LIFE reserves the right to substitute

shares of one portfolio for shares of another. The terms of the Separate Account VA-1 Contracts

and the prospectus for the Separate Account VA-1 Contracts also permit Contract owners to

transfer contract value among the subaccounts. TC LIFE does not assess a transfer charge or

limit the number of transfers permitted per year, although TC LIFE does have in place market

timing policies and procedures that may operate to limit transfers.

4.   TC LIFE established Separate Account VLI-1 under New York state law on May 23,

2001. Separate Account VLI-1 meets the definition of a "separate account" under the federal

securities laws and is registered with the Commission under the Act as a unit investment trust

(File No. 811-10393). Separate Account VLI-1 consists of 47 subaccounts, each investing in a

different investment portfolio and including subaccounts investing in both the Substituted

Portfolio and the Replacement Portfolio. The subaccount investing in the Substituted Portfolio

was closed to additional payments and transfers of contract value on April 12, 2010. The assets

of Separate Account VLI-1 support Contracts (the "Separate Account VLI-1 Contracts") that

offer the Substituted Portfolio and the Replacement Portfolio as investment options, and interests

in Separate Account VLI-1 offered through such Contracts have been registered under the 1933

Act on Form N-6 (File Nos. 333-128699 and 333-151910). Other than the subaccounts investing in the Substituted Portfolio and the two other Credit Suisse portfolios, all of the Separate Account VLI-1 subaccounts are currently available under the Separate Account VLI-1 Contracts.

5.	TC LIFE is the legal owner of the assets in Separate Account VLI-1. Pursuant to the Separate Account VLI-1 Contracts and prospectuses, TC LIFE reserves the right to substitute shares of one portfolio for shares of another. The terms of the Separate Account VLI-1 Contracts and the prospectuses for the Separate Account VLI-1 Contracts also permit Contract owners to transfer contract value among the subaccounts. TC LIFE currently does not assess a transfer charge or limit the number of transfers permitted per year, although TC LIFE does reserve the right to deduct a $25 charge for the thirteenth and each additional transfer during a policy year. Transfers due to dollar cost averaging, automatic account rebalancing, loans, changes in a subaccount's investment policy, or the initial reallocation from a money market subaccount do not count as transfers for the purpose of assessing the transfer charge. Contract owners also must transfer at least $250, or the total value in the allocation option being transferred, if less. TC LIFE also has in place market timing policies and procedures that may operate to limit transfers. TC LIFE also imposes certain restrictions on transfers from the fixed account.

6.	Credit Suisse Trust was organized on March 15, 1995 under the laws of the Commonwealth of Massachusetts as a Massachusetts business trust. It is registered under the Act as a open-end management investment company (File No. 811-07261). Credit Suisse Trust currently consists of three portfolios, one of which - the Commodity Return Strategy Portfolio – is the Substituted Portfolio. The Credit Suisse Trust issues a separate series of shares of beneficial interest in connection with each portfolio and has registered such shares under the 1933 Act on Form N-1A (File No. 33-58125). Credit Suisse Asset Management, LLC ("Credit

Suisse Management") serves as the investment adviser to each portfolio of the Credit Suisse Trust.

7.   The Prudential Series Fund is organized as a Delaware statutory trust and is registered under the Act as an open-end management investment company (File No. 811-03623). The Prudential Series Fund currently consists of 19 separate portfolios, one of which – the Natural Resources Portfolio – is the Replacement Portfolio. The Prudential Series Fund issues a separate series of shares of beneficial interest in connection with each portfolio and has registered such shares under the 1933 Act on Form N-1A (File No. 2-80896). Prudential Investments LLC ("P.I."), a wholly-owned subsidiary of Prudential Financial, Inc., serves as the investment adviser to each portfolio of The Prudential Series Fund and receives an investment management fee from each portfolio it manages.

8.   Prudential Mutual Fund Management, Inc. ("PMFM"), the former investment adviser to funds sponsored by Prudential Financial, Inc. and its affiliates, obtained an order from the Commission pursuant to Section 6(c) of the Act exempting it from Section 15(a) of the Act and Rule 18f-2 under the Act, with respect to subadvisory agreements (the "Manager of Managers Order").[1]

9.   The Manager of Managers Order applies not only to the specific applicants but also to any future open-end management investment company advised by PMFM or a person controlling, controlled by, or under common control with PMFM, provided that such investment company operates in substantially the same manner as the applicant investment company and complies with the condition of the Manager of Managers Order. More particularly, Applicants believe that the Manager of Managers Order permits P.I. to enter into and materially amend

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[1]   The Target Portfolio Trust and Prudential Mutual Fund Management, Inc., Act Rel. No. 22215 (Sept. 11, 1996) (Order), File No. 812-10208.

investment subadvisory agreements with respect to The Prudential Series Fund without obtaining

shareholder approval. For this reason, the Applicants believe that the relief granted in the

Manager of Managers Order extends to the Natural Resources Portfolio.

10.	Neither the Substituted Portfolio nor the Replacement Portfolio nor their investment

advisers are affiliated with the Applicants.

11.	The following charts set out the investment objective of the Substituted Portfolio and the

Replacement Portfolio, as stated in their respective prospectuses dated May 1, 2011.

SUBSTITUTED PORTFOLIO	REPLACEMENT PORTFOLIO
Credit Suisse Trust Commodity Return Strategy Portfolio **Investment Objective** Seeks total return relative to the performance of the Dow Jones-UBS Commodity Index Total Return ("DJ-UBS Index").	**Prudential Series Fund Natural Resources Portfolio (Class II Shares)** **Investment Objective** Seeks long-term growth of capital.

The following information sets out the current principal investment strategies of the

Substituted Portfolio and the Replacement Portfolio, as stated in their respective prospectuses

and/or Statements of Additional Information ("SAI") dated May 1, 2011.

SUBSTITUTED PORTFOLIO	REPLACEMENT PORTFOLIO
Credit Suisse Trust Commodity Return Strategy Portfolio **Principal Investment Strategies**	**Prudential Series Fund Natural Resources Portfolio (Class II Shares)** **Principal Investment Strategies**
The Portfolio is designed to achieve positive total return relative to the performance of the Dow Jones-UBS Commodity Index Total Return ("DJ-UBS Index"). The Portfolio intends to invest its assets in a combination of commodity-linked derivative instruments and fixed income securities. The Portfolio gains exposure to commodities markets by investing in structured notes whose principal and/or coupon payments are linked to the DJ-UBS Index.	The Portfolio normally invests at least 80% of its net assets (plus any borrowings made for investment purposes) in common stocks and convertible securities of natural resource companies and securities that are related to the market value of some natural resource. Natural resource companies are companies that primarily own, explore, mine, process or otherwise develop natural resources, or supply goods and services to such companies. Natural resources generally include

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SUBSTITUTED PORTFOLIO	REPLACEMENT PORTFOLIO
The Portfolio may invest up to 25% of its total assets in a wholly owned subsidiary of the Portfolio formed in the Cayman Islands (the "Subsidiary"), which has the same investment objective as the Portfolio and has a strategy of investing in commodity-linked swap agreements and other commodity-linked derivative instruments, futures contracts on individual commodities, or a subset of commodities and options on commodities. The Portfolio invests in a portfolio of fixed income securities normally having an average duration of one year or less, and emphasizes investment-grade fixed income securities.[2] The Portfolio is a non-diversified mutual fund portfolio, meaning the Portfolio may invest a relatively high percentage of its assets in a small number of issuers.[3]	agricultural commodities, precious metals, such as gold, silver and platinum, ferrous and nonferrous metals, such as iron, aluminum and copper, strategic metals such as uranium and titanium, hydrocarbons such as coal and oil, timberland and undeveloped real property. The Portfolio seeks securities with an attractive combination of valuation versus peers, organic reserve and production growth, and competitive unit cost structure. Up to 20% of the Portfolio's total assets may be invested in securities that are not asset-indexed or natural resource-related, including common stock, convertible stock, debt securities and money market instruments. Up to 50% of the Portfolio's total assets may be invested in foreign equity and equity-related securities. The Portfolio may also pursue the following types of investment strategies and/or invest in the following types of securities: (i) alternative investment strategies—including derivatives—to try and improve the Portfolio's returns, to protect its assets or for short-term cash management. Derivatives includes options, futures contracts, swaps and swap options; (ii) forward foreign currency

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[2]   While not identified as a principal investment strategy in the prospectus, the Portfolio also may invest without limit in U.S. dollar-denominated foreign securities and may invest up to 30% of its assets in non-U.S. dollar denominated securities.

[3]   The Commodity Return Strategy Portfolio's investments will be limited, however, in order to qualify as a "regulated investment company" for purposes of the Internal Revenue Code. The Portfolio has obtained a private letter ruling from the Internal Revenue Service confirming that the income produced by certain types of commodity-index linked structured notes constitutes qualifying income for purposes of qualifying as a "regulated investment company." To qualify, the Portfolio complies with certain requirements, including limiting its investments so that at the close of each quarter of the taxable year (i) not more than 25% of the market value of its total assets are invested in the securities of a single issuer, and (ii) with respect to 50% of the market value of its total assets, not more than 5% of the market value of its total assets are invested in the securities of a single issuer and the portfolio does not own more than 10% of the outstanding voting securities of a single issuer.

SUBSTITUTED PORTFOLIO	REPLACEMENT PORTFOLIO
	exchange contracts; (iii) purchase securities on a when-issued or delayed delivery basis; (iv) short sales against-the-box; (v) repurchase agreements. The Portfolio may participate with certain other portfolios of the Fund in a joint repurchase account under an order obtained from the SEC; and (vi) illiquid securities.
	Under normal circumstances, the Portfolio may invest up to 20% of its net assets in money market instruments.
	The Portfolio is a non-diversified mutual fund portfolio, meaning the Portfolio may invest a relatively high percentage of its assets in a small number of issuers.[4] The Portfolio will concentrate its investments (i.e., will invest at least 25% of its assets under normal circumstance) in securities of companies in the natural resources group of industries.

12.   The following sets out the principal investment risks of the Substituted Portfolio and the

Replacement Portfolio, as stated in their respective prospectuses and/or SAIs dated May 1, 2011.

The Commodity Return Strategy Portfolio is subject to the following principal

investment risks:

- *Commodity Risk.* The Portfolio's investment in commodity-linked derivative instruments

   may subject the Portfolio to greater volatility than investments in traditional securities,

   particularly if the instruments involve leverage. The value of commodity-linked

   derivative instruments may be affected by changes in overall market movements,

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[4]   The Natural Resources Portfolio may not purchase any security (other than obligations of the U.S. government, its agencies or instrumentalities) if, as a result of such purchase, 25% or more of the Portfolio's total assets (determined at the time of investment) would be invested in any one industry; provided, however, that the Portfolio will concentrate its investment in securities of companies in the natural resources group of industries.

commodity index volatility, changes in interest rates, or factors affecting a particular

industry or commodity, such as drought, floods, weather, livestock disease, embargoes,

tariffs, and international economic, political, and regulatory developments. Use of

leveraged commodity-linked derivatives creates an opportunity for increased return but,

at the same time, creates the possibility for greater loss (including the likelihood of

greater volatility of the portfolio's net asset value), and there can be no assurance that the

portfolio's use of leverage will be successful.

- *Correlation Risk.* Changes in the value of a hedging instrument may not match those of

  the investment being hedged. In addition, commodity-linked structured notes may be

  structured in a way that results in the portfolio's performance diverging from the DJ-UBS

  Index, perhaps materially. For example, a note can be structured to limit the loss or the

  gain on the investment, which would result in the portfolio not participating in declines or

  increases in the DJ-UBS Index that exceed the limits.

- *Credit Risk.* The issuer of a security or the counterparty to a contract, including

  derivatives contracts, may default or otherwise become unable to honor a financial

  obligation.

- *Derivatives Risk.* Derivatives are financial contracts whose value depends on, or is

  derived from, the value of an underlying asset, reference rate, or index. The Portfolio

  typically uses derivatives as a substitute for taking a position in the underlying asset

  and/or as part of a strategy designed to reduce exposure to other risks, such as interest

  rate or currency risk. The Portfolio may also use derivatives for leverage. The

  Portfolio's use of derivative instruments, particularly commodity-linked derivatives,

  involves risks different from, or possibly greater than, the risks associated with investing

  directly in securities and other traditional investments. Derivatives are subject to a number of risks, such as commodity risk, correlation risk, liquidity risk, interest-rate risk, market risk, and credit risk. Also, suitable derivative transactions may not be available in all circumstances and there can be no assurance that the portfolio will engage in these transactions to reduce exposure to other risks that would be beneficial.

- *Exposure Risk.* There is a risk associated with investments (such as derivatives) or practices (such as short selling) that increase the amount of money the portfolio could gain or lose on an investment. Exposure risk could multiply losses generated by a derivative or practice used for hedging purposes. Such losses should be substantially offset by gains on the hedged investment. However, while hedging can reduce or eliminate losses, it can also reduce or eliminate gains. To the extent that a derivative or practice is not used as a hedge, the Portfolio is directly exposed to its risks. Gains or losses from speculative positions in a derivative may be much greater than the derivative's original cost. For example, potential losses from writing uncovered call options and from speculative short sales are unlimited.

- *Extension Risk.* An unexpected rise in interest rates may extend the life of a fixed income security beyond the expected payment time, typically reducing the security's value.

- *Focus Risk.* The Portfolio will be exposed to the performance of commodities in the DJ-UBS Index, which may from time to time have a small number of commodity sectors (e.g., energy, metals or agricultural) representing a large portion of the index. As a result, the Portfolio may be subject to greater volatility than if the index were more broadly diversified among commodity sectors.

- *Interest Rate Risk.* Changes in interest rates may cause a decline in the market value of an investment. With bonds and other fixed-income securities, a rise in interest rates

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typically causes a fall in values, while a fall in interest rates typically causes a risk in values.

- *Liquidity Risk.* Certain portfolio securities, such as commodity-linked notes and swaps, may be difficult or impossible to sell at the time and the price that the Portfolio would like. The Portfolio may have to lower the price, sell other securities instead, or forgo an investment opportunity. Any of these could have a negative effect on portfolio management or performance.

- *Market Risk.* The market value of a security may fluctuate, sometimes rapidly and unpredictably. These fluctuations, which are often referred to as "volatility," may cause a security to be worth less than it was worth at an earlier time. Market risk may affect a single issuer, industry, commodity, sector of the economy, or the market as a whole. Market risk is common to most investments, including: stocks, bonds and commodities, and the mutual funds that invest in them.

- *Non-diversified Status.* The Portfolio is considered a non-diversified investment company under the Act and is permitted to invest a greater proportion of its assets in the securities of a smaller number of issuers. As a result, the portfolio may be subject to greater volatility with respect to its portfolio securities than a fund that is diversified.

- *Subsidiary Risk.* By investing in the Credit Suisse Cayman Commodity Fund II, Ltd.(the "Subsidiary"), the Portfolio is indirectly exposed to the risks associated with the Subsidiary's investments. The derivatives and other investments held by the Subsidiary are generally similar to those that are permitted to be held by the Portfolio and are subject to the same risks that apply to similar investments if held directly by the Portfolio. There can be no assurance that the investment objective of the Subsidiary will be achieved. The Subsidiary is not registered under the Act and is not subject to all the investor protections of the Act. However, the Portfolio wholly owns and controls the Subsidiary, and the Portfolio and the Subsidiary are both managed by Credit Suisse Asset Management, LLC, making it unlikely that the Subsidiary will take action contrary to the risks of the Portfolio and its shareholders. Changes in the laws of the United States and/or the Cayman Islands could result in the inability of the Portfolio and/or the Subsidiary to operate as it does currently and could adversely affect the Portfolio.

- *Tax Risk.* Any income the Portfolio derives from direct investments in commodity-linked swaps or certain other commodity-linked derivatives must be limited to a maximum of 10% of the portfolio's gross income in order for the portfolio to maintain its pass through tax status. The Portfolio has obtained a private letter ruling from the Internal Revenue Service (the "IRS") confirming that the income produced by certain types of structured notes constitutes "qualifying income" under the Internal Revenue Code. In addition, the IRS has issued a private letter ruling to the Portfolio confirming that income derived from the Portfolio's investment in its Subsidiary will also constitute qualifying income to the Portfolio. Based on such rulings, the Portfolio seeks to gain exposure to the commodity markets primarily through investments in commodity index-linked notes and, through investments in the Subsidiary, commodity-linked swaps and commodity futures.

- *Portfolio Turnover Risk.* Active and frequent trading increases transaction costs, which could detract from the portfolio's performance.

- *CFTC Regulatory Risk.* Regulatory changes could adversely affect the portfolio by limiting its trading activities in futures and increasing Fund expenses. On February 11, 2011, the Commodity Futures Trading Commission ("CFTC") published a rule proposal that would limit the Fund's ability to use futures in reliance on certain CFTC exemptions. If the new rule is adopted as proposed, the amended CFTC exemption would limit the portfolio's use of futures to (i) bona fide hedging transactions, as defined by the CFTC, and (ii) speculative transactions, provided that the speculative positions do not exceed 5% of the liquidation value of the portfolio. If the portfolio could not satisfy the requirements for the amended exemption, the disclosure and operations of the portfolio would need to comply with all applicable regulations governing commodity pools. Other potentially adverse regulatory initiatives could develop.

The Natural Resources Portfolio is subject to the following principal investment risks:

- *Derivatives Risk.* The use of derivatives involves a variety of risks. There is a risk that the counterparty on a derivative transaction will be unable to honor its financial obligation to the Portfolio. Certain derivatives and related trading strategies create debt obligations similar to borrowings and, therefore, create leverage which can result in losses to a Portfolio that exceed the amount the Portfolio originally invested. Certain exchange-traded derivatives may be difficult or impossible to buy or sell at the time that the seller would like or at the price that the seller believes the derivative is currently worth. Privately negotiated derivatives may be difficult to terminate or otherwise offset. Derivatives used for hedging may reduce losses but also reduce or eliminate gains and cause losses if the market moves in a manner different from that anticipated by the Portfolio. Furthermore, commodity-linked derivative instruments may be more volatile than the prices of investments in traditional equity and debt securities.

- *Equity Securities Risk.* There is a risk that the value or price of a particular stock or other equity or equity-related security owned by the Portfolio could go down. In addition to an individual stock losing value, the value of the equity markets or a sector of those markets in which the Portfolio invests could go down.

- *Expense Risk.* The actual cost of investing in the Portfolio may be higher than the expenses shown in the Annual Portfolio Operating Expenses.

- *Foreign Investment Risk.* Investment in foreign securities generally involves more risk than investing in securities of U.S. issuers. Changes in currency exchange rates may affect the value of foreign securities held by the Portfolio. Securities of issuers located in emerging markets tend to have volatile prices and may be less liquid than investments in more established markets. Moreover, foreign markets generally are more volatile than U.S. markets, are not subject to regulatory requirements comparable to those in the U.S., and are subject to differing custody and settlement practices. Foreign financial reporting standards usually differ from those in the U.S., and foreign exchanges are smaller and less liquid than the U.S. market. Political developments may adversely affect the value of a Portfolio's foreign securities, and foreign holdings may be subject to special taxation and limitations on repatriating investment proceeds.

- *Industry/Sector Risk.* A portfolio that invests in a single market sector or industry can accumulate larger positions in a single issuer or an industry sector. As a result, the Portfolio's performance may be tied more directly to the success or failure of a small group of portfolio holdings.

- *Liquidity and Valuation Risk.* From time to time, the Portfolio may hold one or more securities for which there are no or few buyers and sellers or which are subject to limitations on transfer. The Portfolio also may have difficulty disposing of those securities at the values determined by the Portfolio for the purpose of determining the Portfolio's net asset value, especially during periods of significant net redemptions of Portfolio shares.

- *Market and Management Risk.* Markets in which the Portfolio invests may experience volatility and go down in value, and possibly sharply and unpredictably. All decisions by an adviser require judgment and are based on imperfect information. Additionally, the investment techniques, risk analysis and investment strategies used by an adviser in making investment decisions for the Portfolio may not produce the desired results.

- *Non-diversification Risk.* As a non-diversified portfolio, the Portfolio may hold larger positions in single issuers than a diversified fund. Because the Portfolio is not required to meet diversification requirements that are applicable to some funds, there is an increased risk that the Portfolio may be adversely affected by the performance of relatively few securities or the securities of a single issuer.

13. The following charts compare the investment management fees and total operating expenses (before and after any waivers and reimbursements) for the year ended December 31, 2010, expressed as an annual percentage of average daily net assets, of the Substituted Portfolio and the Replacement Portfolio.

	Substituted Portfolio	Replacement Portfolio
	Credit Suisse Trust Commodity Return Strategy Portfolio	**Prudential Series Fund Natural Resources Portfolio (Class II)**
Investment Management Fees	0.50%[5]	0.45%
Distribution and Service (12b-1) Fee	0.25%	0.25%
Administration Fees	None	0.15%
Other Expenses	0.34%	0.05%
Total Operating Expenses	1.09%	0.90%
Less Expense Waivers and Reimbursements	N/A	N/A
Total Net Operating Expenses	1.09%	0.90%

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[5] Management fee of the Commodity Return Strategy Portfolio and the Credit Suisse Cayman Commodity Fund II, Ltd. (the "Subsidiary").

14.   The following charts compare the average annual total returns of the Substituted Portfolio and the Replacement Portfolio for the one-year, five-year, and ten-year (or since inception) periods ended December 31, 2010.

	Substituted Portfolio	Replacement Portfolio
	Credit Suisse Trust Commodity Return Strategy Portfolio	**Prudential Fund Series Natural Resources Portfolio**
Average Annual Total Return for One Year	+16.66%	+27.48%
Average Annual Total Return for Five Years	N/A	13.61%
Average Annual Total Return for Ten Years or, if less, Since Inception	2.98% (Date of Inception: February 28, 2006)	+20.25% (Date of Inception: April 28, 2005)

15.   The following charts compare the levels of net assets (rounded to the nearest thousand) of the Substituted Portfolio and the Replacement Portfolio on December 31, 2010 and the prior four calendar years, as well as the levels of net assets of the Separate Accounts invested in the Substituted Portfolio for the same time period and the percentage of the Substituted Portfolio's total net assets represented by the investments of the Separate Accounts.

	Substituted Portfolio			Replacement Portfolio
	Credit Suisse Trust Commodity Return Strategy Portfolio			**Prudential Fund Series Natural Resources Portfolio**
	Total Separate Account assets invested in the Portfolio	% of Portfolio total net assets represented by Separate Account investment	Total net assets (in thousands)	Total net assets (in thousands)
On 12/31/2010	$1,671,571	1.34%	$124,550	$1,360.056
On 12/31/2009	$1,713,589	1.58 %	$108,211	$1,079,600
On 12/31/2008	$424,299	0.61 %	$ 69,919	$677,400
On 12/31/2007	$21,813	0.04 %	$ 56,624	$1,669,900
On 12/31/2006	$287	0.0002 %	$145,907[6]	$1,193,000
On 12/31/2005	N/A	N/A	N/A	$1,016,300

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[6]   For the period February 28, 2006 (commencement of operations) through December 31, 2006.

16.   Applicants represent that the Substitution is part of an overall business goal of TC LIFE to make the Contracts more attractive to Contract owners and to assure a consistency in the range of overall investment options provided by the Contracts. Pursuant to this goal, TC LIFE has engaged in a thorough review of the efficiencies and structures of all of the investment options it offers under the Contracts. This review involved an evaluation of the investment objectives and strategies, asset sizes, expense ratios, investment performance, investment process, and investment teams responsible for the management of each investment option, with a view to past performance as well as future expectations. Based on this evaluation, TC LIFE has determined that the Substituted Portfolio warrants replacement.

17.   Applicants represent that TC LIFE reviewed all of the underlying fund options with the goal of ensuring that Contract owners would be provided with investment options under their Contracts following the Substitution that are similar to the investment options under their Contracts before the Substitution. Based in particular on a better performance record and lower total expenses of the Replacement Portfolio, TC LIFE believes that the adviser to the Replacement Portfolio is better able to offer the potential for consistent above-average performance for the Portfolio than is the adviser to the Substituted Portfolio. The Replacement Portfolio also is considerably larger than the Substituted Portfolio, thus offering better economies of scale with a larger asset base over which to spread the various portfolio costs ultimately passed on to Contract owners. As such, TC LIFE believes that effecting the Substitution will provide Contract owners with a Replacement Portfolio that has a comparable investment objective to the Substituted Portfolio but is, overall, less expensive, consistent with the desired asset class exposure, better positioned to provide consistent above-average performance, and with greater expectations for growth. Moreover, TC LIFE maintains that the investment objective and policies of the Replacement Portfolio are sufficiently similar to those of the

Substituted Portfolio so that Contract owners will have reasonable continuity in investment expectations.

18.   Applicants seek the Commission's approval under Section 26(c) to engage in the substitution transaction described below. Pursuant to its authority under the respective Contracts and the prospectuses describing the same, and subject to the approval of the Commission under Section 26(c) of the Act, TC LIFE proposes to substitute shares of the Commodity Return Strategy Portfolio of the Credit Suisse Trust for Class II Shares of the Natural Resources Portfolio of The Prudential Series Fund.

19.   Applicants represent that TC LIFE will effect the Substitution as soon as practicable following the issuance of the requested order as follows. As of the effective date of the Substitution (the "Effective Date"), shares of the Substituted Portfolio will be redeemed for cash and that cash will be used to purchase shares of the Replacement Portfolio. Redemption requests and purchase orders will be placed simultaneously so that contract values will remain fully invested at all times. All redemptions of shares of the Substituted Portfolio and purchases of shares of the Replacement Portfolio will be effected in accordance with Section 22(c) of the Act and Rule 22c-1 thereunder. The Substitution will take place at relative net asset value as of the Effective Date with no change in the amount of any Contract owner's contract value or death benefit or in the dollar value of his or her investments in any of the subaccounts.

20.   Applicants represent that contract values attributable to investments in the Substituted Portfolio will be transferred to the Replacement Portfolio without charge (including sales charges or surrender charges) and without counting toward the number of transfers that may be permitted without charge. Contract owners will not incur any additional fees or charges as a result of the Substitution, nor will their rights or TC LIFE's obligations under the Contracts be altered in any way, and the Substitution will not change Contract owners' insurance benefits under the

Contracts. All expenses incurred in connection with the Substitution, including legal, accounting, transactional, and other fees and expenses, including brokerage commissions, will be paid by TC LIFE. In addition, the Substitution will not impose any tax liability on Contract owners. The Substitution will not cause the Contract fees and charges currently paid by existing Contract owners to be greater after the Substitution than before the Substitution. TC LIFE will not exercise any right it may have under the Contracts to impose a transfer charge or restrictions on transfers under the Contracts for the period beginning on the date the initial application was filed with the Commission through at least thirty (30) days following the Effective Date for transfers of contract value from the subaccount investing in the Substituted Portfolio (before the Substitution) or the Replacement Portfolio (after the Substitution) to one or more other subaccount(s).[7]

21.   The Applicants represent that they will not receive, for three years from the date of the Substitution, any direct or indirect benefits from the Replacement Portfolio, its advisors or underwriters (or their affiliates), in connection with assets attributable to Contracts affected by the Substitution, at a higher rate than Applicants have received from the Substituted Portfolio, its advisors or underwriters (or their affiliates)**,** including without limitation Rule 12b-1 fees, shareholder service, administration, or other service fees, revenue sharing, or other arrangements in connection with such assets. Applicants represent that the Substitution and the selection of the Replacement Portfolio were not motivated by any financial consideration paid or to be paid to TC LIFE or its affiliates by the Replacement Portfolio, its advisors, underwriters, or their respective affiliates.

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[7]   One exception to this would be restrictions that TIAA-CREF may impose to prevent or restrict "market timing" activities by Contract owners or their agents.

22.   The Applicants assert that the procedures to be implemented are sufficient to assure that

each Contract owner's cash values immediately after the Substitution shall be equal to the cash

value immediately before the Substitution.

23.   The Applicants represent that Existing Contract owners as of the date the initial

application was filed, and new Contract owners who have purchased or who will purchase a

Contract subsequent to that date but prior to the Effective Date, have been or will be notified of

the proposed Substitution by means of a prospectus or prospectus supplement for each of the

Contracts ("Pre-Substitution Notice"). The Pre-Substitution Notice:

- states that the Applicants filed the application to seek approval of the Substitution;

- sets forth the anticipated Effective Date;

- explains that contract values attributable to investments in the Substituted Portfolio
  would be transferred to the Replacement Portfolio on the Effective Date; and

- states that, from the date the initial application was filed with the Commission through
  the date thirty (30) days after the Substitution, Contract owners may transfer contract
  value from the subaccount investing in the Substituted Portfolio (before the Substitution)
  or the Replacement Portfolio (after the Substitution) to one or more other subaccount(s)
  without a transfer charge and without that transfer counting against their contractual
  transfer limitations.

     Further, all Contract owners will have received a copy of the most recent prospectus for

the Replacement Portfolio prior to the Substitution.

24.   Finally, the Applicants represent that within five (5) days following the Substitution,

Contract owners affected by the Substitution will be notified in writing that the Substitution was

carried out. This notice will restate the information set forth in the Pre-Substitution Notice, and will also explain that the contract values attributable to investments in the Substituted Portfolio were transferred to the Replacement Portfolio without charge (including sales charges or surrender charges) and without counting toward the number of transfers that may be permitted without charge.

25.   Applicants represent that Section 26(c) of the Act prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission. Section 26(c) provides that such approval shall be granted by order of the Commission, if the evidence establishes that the substitution is consistent with the protection of investors and the purposes of the Act. Section 26(c) was intended to provide for Commission scrutiny of proposed substitutions which could, in effect, force shareholders dissatisfied with the substitute security to redeem their shares, thereby possibly incurring a loss of the sales load deducted from initial premium, an additional sales load upon reinvestment of the proceeds of redemption, or both.[8] The section was designed to forestall the ability of a depositor to present holders of interest in a unit investment trust with situations in which a holder's only choice would be to continue an investment in an unsuitable underlying security, or to elect a costly and, in effect, forced redemption. For the reasons described below, the Applicants submit that the Substitution meets the standards set forth in Section 26(c) and that, if implemented, the Substitution would not raise any of the aforementioned concerns that Congress intended to address when the Act was amended to include this provision. In addition, the Applicants submit that the proposed Substitution meets

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[8]   House Comm. Interstate Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d Session 337 (1966).

the standards that the Commission and its Staff have applied to substitutions that have been approved in the past.

26.   Applicants represent that the replacement of the Substituted Portfolio with the Replacement Portfolio is consistent with the protection of Contract owners and the purposes fairly intended by the policy and provisions of the Act and, thus, meets the standards necessary to support an order pursuant to Section 26(c) of the Act.

27.   The Applicants assert that the investment objective and principal investment strategies of the Replacement Portfolio are substantially similar to those of the Substituted Portfolio. The Commodity Return Strategy Portfolio seeks total return relative to the performance of the DJ-UBS Index, and the Natural Resources Portfolio seeks long-term growth of capital. Applicants submit that these are substantially similar investment objectives and, while the Portfolios' principal investment strategies are somewhat different, there is nonetheless a high correlation between the two sets of investment strategies. The Commodity Return Strategy Portfolio is designed to achieve positive total return relative to the performance of the DJ-UBS Index by investing in commodity-linked derivative instruments and fixed income securities, whereas the Natural Resources Portfolio normally invests at least 80% of its net assets in common stocks and convertible securities of natural resource companies and securities that are related to the market value of some natural resource.   However, the companies in which the Natural Resources Portfolio invests derive the vast majority of their respective revenue from commodities. In other words, the valuation of the companies in which the Natural Resources Portfolio invests move directly with the underlying commodities that represent these firms' primary businesses. As such, there is a high correlation between the Natural Resources Portfolio's performance to the price changes in the DJ-UBS Index which underlies the Commodity Return Strategy Portfolio's investment strategy. This high correlation is demonstrated by comparing the performance of

investments in natural resources companies (as measured by the S&P North American Natural

Resources Index) and commodities (as measured by DJ-UBS Index), for which the correlation

(as reported by Morningstar) exceeds 80% over both the trailing three-year and five-year periods.

Given the high correlation between the performance of the Natural Resources Portfolio and the

Commodity Return Strategy Portfolio, the Applicants believe that the Natural Resources

Portfolio is a suitable replacement for the Commodity Return Strategy Portfolio. While the

holdings of companies in which the Natural Resources Portfolio invests, with their resultant

capital structures, tax exposures, and idiosyncratic risks, do not provide a perfect correlation to a

spot commodities index, Applicants believe the same is true with a portfolio comprised of

structured notes tied to commodities futures. Accordingly, the Applicants believe that the close

approximation of the Natural Resources Portfolio to the commodities sector exposure supports a

determination that the Natural Resources Portfolio will provide Contract owners currently

invested in the Commodity Return Strategy Portfolio an acceptable level of exposure to the

commodities sector and is a reasonable substitution for the Commodity Return Strategy

Portfolio.

28.   The Applicants represent that, although not identical, the principal investment risks of the

Natural Resources Portfolio are comparable to those of the Commodity Return Strategy

Portfolio. Both Portfolios use derivatives, exposing each Portfolio to a number of specific

derivative-related risks such as the possibility that the counterparty to the transaction is unable to

honor its financial obligation; using derivatives may also subject each Portfolio to other more

general risks including commodity risk, correlation risk, liquidity risk, interest-rate risk, market

risk, and credit risk. Because both Portfolios may invest in foreign securities, they also are

subject to increased risk relating to currency exchange rate fluctuations, price volatility, adverse

political developments, etc. Both Portfolios also are subject to market risk relating to increased and/or unpredictable fluctuations in the market value of the securities in which they invest, as well as to liquidity risk. Finally, both the Natural Resources Portfolio and the Commodity Return Strategy Portfolio are non-diversified investment companies, and therefore may invest in fewer issuers and be more greatly affected by the performance of relatively few securities. Further, the Applicants do not believe that overall the Natural Resources Portfolio is exposed to greater risk than the Commodity Return Strategy Portfolio, despite the fact that certain enumerated risks of the Natural Resources Portfolio are not explicitly detailed as principal investment risks in the prospectus for the Commodity Return Strategy Portfolio. For example, the Applicants believe that the Commodity Return Strategy Portfolio, like the Natural Resources Portfolio, is subject to commodity price risk, expense risk, industry/sector risk, and valuation risk – all typical risks that are generally present for most portfolios that invest in the commodity and natural resources asset categories. Moreover, the Natural Resources Portfolio is not subject to the specific derivative, tax, and focus risks the Commodity Return Strategy Portfolio is exposed to as a result of the latter's primary investment in commodity-linked instruments. Lastly, because the Commodity Return Strategy Portfolio invests in the Credit Suisse Cayman Commodity Fund II, Ltd., the Portfolio also is indirectly exposed to the risks associated with that portfolio's investments.

29.   The Applicants represent that the investment management fee of the Natural Resources Portfolio is lower than that of the Commodity Return Strategy Portfolio, and each Portfolio imposes a 12b-1 fee of 0.25%. Moreover, total operating expenses of the Natural Resources Portfolio were lower than those of the Commodity Return Strategy Portfolio as of December 31, 2010.

30.   The Applicants represent that the Natural Resources Portfolio outperformed the Commodity Return Strategy Portfolio for the one-year period ending December 31, 2010 and

since inception. In addition, the assets of the Natural Resources Portfolio have been consistently (and significantly) higher than those of the Commodity Return Strategy Portfolio as of December 31, 2010 and for each of the prior four calendar years.

31.   For purposes of the approval sought pursuant to Section 26(c) of the Act, the Applicants represent that the Substitution will not be completed unless all of the following conditions are met.

- The Commission shall have issued an order approving the Substitution under Section 26(c) of the Act as necessary to carry out the transactions described in the Application.

- Each Contract owner will have been sent (i) prior to the Effective Date, a copy of the effective prospectus for the Replacement Portfolio, (ii) prior to the Effective Date, a Pre-Substitution Notice describing the terms of the Substitution and the rights of the Contract owners in connection with the Substitution, and (iii) within five (5) days after the Substitution occurs, a notice informing Contract owners affected by the Substitution that the Substitution was carried out (this notice will restate the information set forth in the Pre-Substitution Notice, and also explain that the contract values attributable to investments in the Substituted Portfolio were transferred to the Replacement Portfolio without charge (including sales charges or surrender charges) and without counting toward the number of transfers that may be permitted without charge).

- The Applicants have satisfied themselves that (i) the Contracts allow the substitution of the Portfolios in the manner contemplated by the Substitution and related transactions described herein, (ii) the transactions can be consummated as described in the Application under applicable insurance laws, and (iii) any applicable regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the transaction.

32.   The Applicants acknowledge that reliance on exemptive relief, if granted, depends upon compliance with all of the representations and conditions set forth in the Application.

<u>Conclusion:</u>

Applicants assert that, for all the reasons stated in the Applicant, the Substitution is consistent with the protection of investors and the purposes fairly intended by the policy of the Contracts and provisions of the Act and that the requested order should be granted.

For the Commission, by the Division of Investment Management pursuant to delegated authority.

Cathy H. Ahn
Deputy Secretary